1st NRG	1st NRG Corp 1730 LaBounty Rd. #213 Ferndale, WA 98248 (360) 738-7243

VIA EDGAR

November 5, 2009

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

Washington, D.C. 20549-3561

Re:

Your letter dated July 27, 2009

Form 10-K for Fiscal year Ended December 31, 2008 – Filed April 17, 2009

Forms 12b-25 filed March 31, 2009 and May 15, 2009

File No. 000-26600

Dear Ms. Jenkins:

Further to your letter we submit the following referenced as per your letter for your consideration re:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T).  Controls and Procedures, page 11

(b)

Management’s Report on Internal Control over Financial Reporting, page 11

SEC Comment

1.

We note your response to the comment two of our letter dated June 17, 2009 and the proposed disclosures in Attachment 1 of your response.  Please further revise your disclosures to comply with Item 308(T) of Regulation S-K.  In this regard you should address the following:

(a)

While you refer to the definition of Internal control over financial reporting (ICFR) contained in Exchange Act Rules 13a-15(f) and 15d-15(f) in the first sentence under “Management’s Report on Internal Control Over Financial Reporting”, the ensuing two sentences describe disclosure control and procedures in this section with a description of ICFR as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f).

(b)

A statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting as required by paragraph (c) of §240.13a-15 or §240.15d-15 (e.g., the COSO framework).

Company Comment

1.

We propose the following further clarifications to our report:

See REVIEW ATTACHMENT 1(a).

Exhibit 31.1 – Section 302 Certifications

SEC Comment

2.

We note the proposed revisions to your Section 302 certifications in Attachment 2 of your response.  Please further revise the certifications to remove the title from the introductory sentence.

Company Comment

2.

We have removed the titles from the introductory sentences for the Section 302 certifications.

See REVIEW ATTACHMENT 2(a).

We understand that (1) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

1st NRG Corp.

per E. D. Renyk, Chief Financial Officer